

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2011

Jonathan Patton
Austin Acquisitions, Inc.
2328 B Hartford Road
Austin, Texas 78703

Re: **Austin Acquisitions, Inc.**
Form 10
Filed December 17, 2010
File No. 000-54228

Dear Mr. Patton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it. Please confirm your understanding.

Description of Business, page 3

Introduction, page 3

2. We note your reference in the third paragraph on page 3 to "Rule 12b-2 under the Securities Act of 1933, as amended." Rule12b-2 is under the Securities Exchange Act of 1934. Please revise.

3. Please revise this section to clearly provide a detailed plan of how you intend to find a business acquisition target over the next 12 months. Describe each step that you will take, a timeline to disclose when you will begin and end each step, the approximate amount of time required, and an estimate of the amount of necessary funds.

4. Please revise to disclose your revenues, assets and losses as of the most recent audited period. Also, please disclose that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern.

5. Please disclose an estimate of the amount of money needed to accomplish your goals, including the cost of complying with the reporting requirements of the Securities Exchange Act of 1934.

Effecting a Business Combination, page 3

6. Please explain, in light of the fact that you have no assets, no revenue, and limited cash, how you have "unrestricted flexibility in identifying and selecting a prospective Target Business." We note similar disclosure on page 5 and elsewhere in the Form 10.

Risk Factors, page 10

7. Please add a risk factor to discuss the current economic conditions and how they may affect your ability to obtain financing or complete an acquisition or a merger.

8. Please add a risk factor that discusses the risks associated with compliance with the reporting requirements of the Securities Exchange Act of 1934 and the difficulties of establishing and maintaining acceptable internal control over financial reporting. In this regard, we note that you appear to have only one director and officer and no full-time employees, revenues, or significant assets. Discuss the costs of complying with the public company reporting requirements and the potential failure to maintain adequate internal controls and procedures. Please specify the estimated yearly costs of complying with the public company reporting requirements, the basis for that estimate, and how you intend to raise the funds necessary to meet these requirements, as it appears you have no revenue and limited assets.

There may be conflicts of interest between our management, page 9

9. We note your disclosure on page 19 that, on October 27, 2010, you executed a promissory note in favor of Legacy Holdings LLC, a company owned by Mr. Patton, in the principal amount of $14,000, payable on demand with interest calculated at the rate of 8% per annum. Please revise to disclose this information here, in your third risk factor on page 9, and on page 17.

10. Please revise to name the other blank check company with which your management is currently involved.

Because we may seek to complete a business combination, page 11

11. Please reconcile your disclosure on page 11 that you "will assist a privately held business to become public" with your disclosure on the same page that you "will likely" seek a Business Combination with a privately-held corporation.

Financial Information, page 16

Management's Discussion and Analysis of Financial Statements and Results of Operations, page 16

Business Overview, page 16

12. Please revise to disclose quantitative information regarding your anticipated expenses for the next twelve months, including the costs of investigating, analyzing and consummating an acquisition and of filing Exchange Act reports for the next 12 months. Also disclose the month you will run out of money assuming there are no changes in present trends.

13. Please revise the first paragraph of this section to clarify that there is no guarantee that you will achieve long-term growth potential or even immediate short-term earnings from any business combination you enter into.

14. Please revise the fourth paragraph of this section and throughout the Form 10 to clarify that you may not be able to consummate a merger or acquisition.

15. Please revise your disclosure on page 16 to provide the basis for your belief that there are "numerous firms seeking even the limited additional capital, which [you] will have and/or the perceived benefits of becoming a publicly traded corporation" or please delete. Additionally, please advise as to what limited additional capital you will have and how you will obtain such additional capital.

16. Please revise to disclose the amount of cash in your treasury as of the most recent practicable date.

Directors and Executive Officers, page 18

17. Please discuss the specific experience, qualifications, attributes or skills of your director that led to the conclusion that the person should serve as a director for the company. Refer to Item 401(e)(1) of Regulation S-K.

18. We note your disclosure on page 7 that Mr. Patton currently serves as an officer and director of a shell company. Please advise as to whether this shell company is disclosed on page 18. To the extent that it is not disclosed here, please disclose. Refer to Item 401(e)(2) of Regulation S-K.

<u>Executive Compensation, page 18</u>

19. Please disclose whether the policy regarding offers of any post-transaction employment to members of management is a written policy or merely a verbal agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor